UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 11, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Barrier Therapeutics, Inc.
File No. 0-50680 - CF#19919

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Barrier Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 12, 2007.

Based on representations by Barrier Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.32	through January 27, 2015
Exhibit 10.33	through March 31, 2015
Exhibit 10.34	through January 27, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Special Counsel